

February 2, 2011

Roman Gordon, Chief Executive Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, CA 91311

>   **Re: Cavitation Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2009**
>   **Filed September 28, 2009**
>   **Form 10-K for Fiscal Year Ended June 30, 2010**
>   **Filed September 28, 2010**
>   **File No. 0-53239**

Dear Mr. Gordon:

We have reviewed your supplemental response submitted January 4, 2011 regarding the Forms 10-K for fiscal years ended June 30, 2009 and 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

1. We note your proposed amended disclosure to prior comment one from our letter dated December 20, 2010. Please clarify the exemption relied upon in the October 24, 2008 share exchange, the October 24, 2008 conversion of Series 1-A preferred stock and warrants, the June 18, 2009 issuance of stock and warrants, and the 530,000 warrants issued in 2009 for services. In addition, for each transaction, discuss the facts supporting your reliance upon the exemption relied upon, and discuss the sophistication of the investors.

2. We note your response to comment three from our letter dated December 20, 2010. You appear to have omitted information from the exhibit. Please note that the exhibits must

be filed in their entirety, absent a request for confidential treatment. We are unable to locate such confidential treatment request. Please file the exhibit in its entirety, or file a request for confidential treatment. We direct your attention to Staff Legal Bulletin No. 1 for information on confidential treatment requests. Please note we may have additional comments on the confidential treatment request once received. Lastly, please confirm supplementally whether any other agreements that have been filed as exhibits have omitted information.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services